Exhibit 99.2

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: 33 (1) 47 44 68 21

Catherine ENCK
Tel.: 33 (1) 47 44 37 76

Patricia MARIE
Tel.: 33 (1) 47 44 45 90

Paul FLOREN
Tel.: 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel.: 33 (1) 47 44 47 49

Bertille ARON
Tel.: 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel.: 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel.: 33 (1) 47 44 65 55

Franklin BOITIER
Tel.: 33 (1) 47 44 59 81

Philippe GATEAU
Tel.: 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 326 791 340 euros
542 051 180 R.C.S. Nanterre

www.total.com

FOR IMMEDIATE RELEASE

Algeria: Gas Discovery on Timimoun Permit and the Entry of Total on
to the Bechar Permit

Paris, November 30, 2004 — Total announces a natural gas discovery on the Timimoun permit, held by the Group since January 2003 and located in Algeria 500 kilometers south of Hassi R’Mel.

Drilled to a depth of 2,067 meters, the Iraharen 5 well was tested at a rate of 17.5 million of cubic feet of gas per day. The potential of this well and the accumulation of Iraharen are presently being appreciated.

Total operates the Timimoun permit with a 63.75% stake in association with Sonatrach (25%) and Cepsa (11.25%).

Also, Total, in partnership with Cepsa, has been awarded an 80% stake in the Bechar exploration permit, Northwest of Timimoun.

Present in Algeria since 1946, Total’s equity production was 115,000 barrels of oil equivalent per day in 2003 from the Hamra and Tin Fouyé Tabenkort fields as well as from the Groups participation in Cepsa on the RKF and Ourhoud fields.

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 110,000 employees worldwide. More information can be found on the company’s website: www.total.com